**EXHIBIT 99.1**



**Alliance One International, Inc.**     **Tel:    919 379 4300**
**8001 Aerial Center Parkway**          **Fax:    919 379 4346**
**Post Office Box 2009**                 **www.aointl.com**
**Morrisville, NC  27560-2009**
**USA**

## Memorandum

**Date**            **September 20. 2006**

**To**              **Section 16 Insiders of AOI**

**From**            **Laura Jones**

**Subject**         **401(k) Plan Investment Blackout Period: 9/22/06 – 10/16/06**

Section 306(a) of the Sarbanes-Oxley Act of 2002 prohibits directors and executive officers of an issuer from trading in issuer securities during a pension fund blackout period.  This notice is being provided to directors and certain officers of Alliance One International, Inc. (AOI) and to the Securities and Exchange Commission (SEC) in accordance with rules adopted by the SEC to facilitate compliance with Section 306(a).

AOI's Savings and Profit Sharing Plan (401(k) Plan) will have an investment blackout period during which Plan participants will be temporarily unable to direct or diversify investments in their individual accounts or to change contribution rates. This investment blackout period begins at 5:00 p.m. on September 22, 2006 and will end on or about October 16, 2006. The blackout period is a result of the merger of the DIMON Incorporated Savings and Profit Sharing Plan and the Standard Commercial Corporation Savings Incentive plan and a change in the service provider for the newly combined 401(k) Plan.  As such, you should refrain from making any AOI common stock transactions during this blackout period.  Further, please note that the foregoing 401(k) Plan blackout period coincides with, but is distinct from, the blackout period relating to transactions in AOI's securities as detailed in the AOI Insider Trading Policy, to which reference is hereby made for a more complete description of its requirements.

Inquiries related to the merger of the DIMON Incorporated Savings and Profit Sharing Plan and the Standard Commercial Corporation Savings Incentive plan, the change in the service provider for the combined AOI 401(k) Plan or the blackout period, should be addressed to Laura Jones, VP Compensation and Benefits, Alliance One International, Inc., 8001 Aerial Center Parkway, Morrisville, NC  27560, or by phone at (919) 379-4300.